UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. #1)*

Nicholas Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65373J 209

(CUSIP Number)

Peter L. Vosotas

PO Box 16057

Clearwater, Florida 33766

727-420-1053

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	The reporting person filing this Schedule 13G inadvertently failed to file the reports when originally due, but made this filing when this was discovered.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65373J209	Page 1 of 3

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Peter L. Vosotas
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 53,595
	6.	Shared voting power 65,774
	7.	Sole dispositive power 53,595
	8.	Shared dispositive power 65,774
9.	Aggregate amount beneficially owned by each reporting person 119,369
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 1.6%
12.	Type of reporting person (see instructions) IN

CUSIP No. 65373J209	Page 2 of 3

Item 1.	Issuer

(a) Issue: Nicholas Financial, Inc.

(b) Issuer’s Address: 2454 McMullen Booth Road, Building C, Clearwater, Florida 33759.

Item 2.	Identity and Background

(a) Name: Peter L. Vosotas.

(b) Address: PO Box 16057, Clearwater, Florida 33766

(c) Citizenship: USA.

(d) Class of Security: Common Stock.

(e) CUSIP: 65373J209.

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership

Stated as of March 19, 2015

(a) Amount Beneficially Owned: Of the 119,369 shares being reported pursuant to this Schedule 13G, as held on March 19, 2015: (i) 53,595 shares are held by the Peter L Vosotas Trust, over which the Reporting Person has sole voting power and sole dispositive power; (ii) 62,356 shares are held by the Paula J. Vosotas Trust, over which the Reporting Person had shared voting and dispositive power. and (iii) 3,418 shares are held by the Peter I. Vosotas IRA , over which the Reporting Person had shared voting and dispositive power.

(b) Percent of Class: 1.6%, based on 7,596,934 shares outstanding after taking into account the 12,310,738 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending December 31, 2014 and 4,713,804 shares repurchase as reported in Amendment No. 3 to the Schedule TO filed by the issue on March 19, 2015.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 53,595.

(ii) Shared power to vote or to direct the vote: 65,774.

(iii) Sole power to dispose or to direct the disposition of: 53,595.

(iv) Shared power to dispose or to direct the disposition of: 65,774.

Item 5.	Ownership of Five Percent or Less of a Class

☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

CUSIP No. 65373J209	Page 3 of 3

Signature

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

May 29, 2015
Date

/s/ Peter L. Vosotas
Signature

Peter L. Vosotas Name/Title